SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2025

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR LIFTS PROHIBITION
ON NON-EU NATIONALS PURCHASING ORDINARY SHARES

As previously advised, Ryanair Holdings plc (the "Company") must ensure continued compliance by its EU airline subsidiaries with EU Regulation 1008/2008, which requires the Company to be majority EU owned and controlled (see, for example: https://investor.ryanair.com/investors-shareholders/ownership-limitations/).

On 5 February 2002, the Company announced that all Ordinary Shares acquired in trades occurring after 7 February 2002 by parties who do not certify that they are EU nationals at the time of settlement, would be designated as Restricted Shares in accordance with the Articles of Association of the Company and the relevant investor would be required to dispose of such shares to an acquirer who is an EU national (the "Purchase Prohibition").  Since 1 January 2021, as a consequence of Brexit, the Purchase Prohibition has also applied to UK nationals.

On 29 December 2020, the Company announced that from 1 January 2021 all Ordinary Shares and Depositary Shares held by or on behalf of non-EU nationals (including UK nationals) would be treated as Restricted Shares and that holders of Restricted Shares would not be permitted to attend, speak or vote at the Company's general meetings in respect of those Restricted Shares (the "Voting Restrictions").

On 12 September 2024, the Company announced that, in anticipation of reaching the threshold of 50% of issued share capital being held by EU nationals, the Company would undertake a review of its ownership and control restrictions, including engagement with investors and regulators, with a view to potentially varying the current approach in a manner that continues to ensure compliance with EU Regulation 1008/2008 (the "O&C Review").

The O&C Review has now been completed and EU nationals now hold more than 50% of the Company's issued share capital.  Taking into account feedback from investors representing a significant majority of the Company's issued share capital, and the Company's regulators, the Board of the Company has today resolved that it is in the best interest of the Company and shareholders as a whole to:

1)      discontinue the Purchase Prohibition with immediate effect;

2)      continue to apply the Voting Restrictions;

3)      update the market as appropriate on the proportion of the Company's issued share capital held by EU nationals; and

4)      if required, reintroduce the Purchase Prohibition at an appropriate time to ensure that the proportion of the Company's issued share capital held by EU nationals is at least 20%.

For the avoidance of doubt:

●  both EU and non-EU nationals can now invest in Ryanair Holdings PLC via Ordinary Shares listed on Euronext Dublin and/or Depositary Shares listed on Nasdaq;

●  those who have received Restricted Share Notices which require them to dispose of their Restricted Shares are no longer required to comply with such disposal instructions;

●  the Voting Restrictions will continue to apply until such time as the Board determines that it is possible to vary or remove such restrictions without there being any risk to the airline licences held by the Company's subsidiaries pursuant to EU Regulation 1008/2008;

●  notwithstanding the powers vested in the chairman of general meetings of the Company pursuant to Article 41(J)(i) of the Articles of Association, the chairman will not vote any Restricted Shares at any meeting of the Company; and

●  the Board shall retain its ability to utilise all of the powers available under the Company's Articles of Association in the face of any risk to the airline licences held by the Company's subsidiaries pursuant to EU Regulation 1008/2008.

END

This announcement contains inside information.

For further information, please contact:

Ryanair Holdings plc, Jamie Donovan, Head of Investor Relations, Tel: +353 (0) 1 945 1212

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially and that could impact the price of Ryanair's securities.  It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy and the price of its securities.  Among the factors that are subject to change and could significantly impact Ryanair's expected results and the price of its securities are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement of aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, post-Brexit uncertainties, any further change in the restrictions on the ownership of Ryanair's ordinary shares and the voting rights of its shareholders and ADR holders, including as a result of regulatory changes or the actions of Ryanair itself, weather related disruptions, ATC strikes and staffing related disruptions, delays in the delivery of contracted aircraft, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the U.K. and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors, global pandemics such as Covid-19 and unforeseen security events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 07 March, 2025

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary